

December 9, 2021

William F. Oplinger
Chief Financial Officer
Alcoa Corporation
201 Isabella Street, Suite 500
Pittsburgh, Pennsylvania 15212-5858

> **Re: Alcoa Corporation**
> **Form 10-K for the Year Ended December 31, 2020**
> **Response dated November 29, 2021**
> **File No. 001-37816**

Dear Mr. Oplinger:

We have reviewed your November 29, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

Form 10-Q for the Quarter Ended September 30, 2021

Statement of Consolidated Cash Flows, page 4

1. Your response to prior comment 5 indicates that the "Premium paid on early redemption of debt" line item is removing interest expense related to debt prepayments from operating cash flows and reclassifying them as financing cash flows in accordance with ASC 230-10-45-15. Considering ASC 230-10-45-15(g) specifically indicates that payments of accrued interest are excluded from financing activities, please clarify how your presentation complies with ASC 230-10-45-15(g) and ASC 230-10-45-17(c). A description of the related journal entries and how they are reflected on the statement of cash flows may facilitate our understanding.

William F. Oplinger
Alcoa Corporation
December 9, 2021
Page 2

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing